EXHIBIT 3.1
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
ATHERSYS, INC.
Athersys, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:
1.The Certificate of Incorporation of the Corporation is hereby amended by deleting the provisions of “Section 1. Authorization of Shares” thereof and inserting the following in lieu thereof:
“The total number of shares that the Corporation shall have authority to issue is 610,000,000 shares, consisting of 600,000,000 shares of common stock, having a par value of $.001 per share (“Common Stock”), and 10,000,000 shares of preferred stock, having a par value of $.001 per share (“Preferred Stock”).
Upon filing this Certificate of Amendment to the Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware (the “Effective Time”), each 25 shares of Common Stock either issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time shall be combined into one share of Common Stock (the “Reverse Stock Split”). No fractional share shall be issued upon the Reverse Stock Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of Common Stock, in lieu of receiving any such fractional share, the holder (other than with respect to shares of Common Stock held by the Corporation as treasury stock) otherwise entitled to such fraction will be entitled to receive a sum in cash (without interest) equal to, as the Corporation may determine, either (a) the holder’s proportionate interest in the proceeds, net of selling costs not paid and satisfied by the Corporation, from the aggregation and sale of the fractional shares by the transfer agent for the Common Stock or (b) the closing price of the Common Stock on The Nasdaq Stock Market LLC (or the principal market upon which the Common Stock is trading) on the trading day immediately prior to the Effective Time, as adjusted by the ratio of one share of Common Stock for every 25 shares of Common Stock, multiplied by the applicable fraction of a share of Common Stock. Upon surrender by a holder of a certificate or certificates for Common Stock, duly endorsed, at the office of the Corporation (or, if lost, an acceptable affidavit of loss is delivered to the Corporation), the Corporation shall, as soon as practicable thereafter, issue and deliver to such holder, or to the nominee or assignee of such holder, a new certificate or certificates for the number of shares of Common Stock that such holder shall be entitled to following the Reverse Stock Split.”
    2.    The foregoing amendment was duly adopted in accordance with the provisions of Sections 242 and 216 of the General Corporation Law of the State of Delaware.
    3.    This Certificate of Amendment shall become effective as of August 26, 2022 at 5:00 p.m., Eastern Time.
[Signature Page Follows]

    IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by Daniel Camardo, its Chief Executive Officer, on this 26th day of August, 2022.

ATHERSYS, INC. By: /s/ Daniel Camardo Name: Daniel Camardo Title: Chief Executive Officer